UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            SCHEDULE 14A INFORMATION
                                  AMENDMENT #3
PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934


Filed by the Registrant [_]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[X] Preliminary Proxy Statement
[_] Confidential, for Use of the Commission Only
   (as permitted by Rule 14a-6(e)(2))
[_] Definitive Proxy Statement
[_] Definitive Additional Materials
[_] Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

                              RANCHER ENERGY CORP.
                (Name of Registrant as Specified in Its Charter)


  ANDREI STYTSENKO, SILVIA SOLTAN, VLADIMIR VASKEVICH, MATHIJS VAN HOUWENINGE,
                  AND A.L. "SID" OVERTON AND JEFFREY B. BENNETT
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):
[X]  No fee required
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

     1)   Title of each class of securities to which transaction applies:
     2)   Aggregate number of securities to which transaction applies:
     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
     4)   Proposed maximum aggregate value of transaction:
     5)   Total fee paid:
[_]  Fee paid previously with preliminary materials.
[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     1)   Amount Previously Paid:
     2)   Form, Schedule or Registration Statement No.:
     3)   Filing Party:
     4)   Date Filed:

Dear Rancher Energy Shareholder:

         We are the group of concerned shareholders, SSVVOB, referred to in the Rancher Energy proxy that you might have received. We organized ourselves in the last 70 days, being very displeased with the current Board of Rancher. We have requested an annual shareholders' meeting to address our concerns and to allow us to present our own candidates for directors. As a result, we received your name and address through Rancher. We have filed the attached Proxy Solicitation with the Securities and Exchange Commission, and we ask that you read and consider it carefully, as opposed to the Company's Proxy, which you should also receive. We need your votes for our director candidates and ask you to vote for us on the YELLOW PROXY. We disagree with the direction of the Company and believe the current Board is unable to preserve value for the shareholders. As you know, the share price has fallen from over $3.00 to $0.02 per share.

         Two years ago, shareholders invested $84 million in Rancher and its CO2 project. All our expectations were that development would soon start. We believe Rancher potentially could recover a lot of oil, but sadly, the current management has not been able to increase oil production. At the same time, money has been spent on high management salaries, director compensation, and high office expenses. Additionally, the current management and Board lost major opportunities to attract senior debt or capital and entered into some burdensome contracts with the company at risk of failure.

         If the SSVVOB candidates are elected, we plan to cut staff, Board fees, and office expenses first. Next, we intend to try to increase production to further help Rancher's cash flow. At the same time, we intend to try to renegotiate some of the burdensome contracts which current management has put in place. If we are able to remove some of the contractual problems, we believe we can raise the money to pay off the current short term debt.

         This is not a quick and easy task. We believe Rancher is close to total failure, and there is no guarantee we can succeed. We believe new faces with new ideas can succeed in turning things around. This is a long term project, but we believe the oil is there. If we are able to turn the current problems around, we can again focus on bringing the CO2 to the property and reach for production goals.

         We need your support to elect the SSVVOB candidates as directors as opposed to retaining the current directors and management.

         Two things need to be done to support the SSVVOB candidates as directors:

     1. Carefully VOTE upon and RETURN the YELLOW PROXY in the enclosed envelope.
     2. Immediately, notify your broker, in writing, that you are going to vote your own shares by written proxy and ask for written confirmation from him.

         If  you   have  any   questions,   please   e-mail   Sid   Overton   at
Sidoverton@oalaw.net. We believe we will win with your support.


                                  Thank you for your support.
                                  Yours truly,


                                  Sid Overton
                                  For SSVVOB Group
Andrei Stytsenko
Silvia Soltan
Vladimir Vaskevich
Mathijs van Houweninge
Jeffrey B. Bennett

                                 VOTING METHODS

         THE ACCOMPANYING PROXY STATEMENT DESCRIBES IMPORTANT ISSUES AFFECTING RANCHER ENERGY CORP. ("RANCHER"). IF YOU ARE A STOCKHOLDER OF RECORD, YOU HAVE THE RIGHT TO VOTE YOUR SHARES. TO VOTE:

         BY MAIL

         A.       MARK YOUR SELECTIONS ON THE ENCLOSED YELLOW PROXY CARD.
         B. DATE AND SIGN YOUR NAME EXACTLY AS IT APPEARS ON YOUR YELLOW PROXY CARD.
         C.       MAIL  THE  YELLOW  PROXY  CARD  IN THE  ENCLOSED  POSTAGE-PAID
                  ENVELOPE.

         IF YOUR SHARES ARE HELD IN THE NAME OF A BANK, BROKER, OR OTHER HOLDER OF RECORD, YOU WILL RECEIVE INSTRUCTIONS FROM THE HOLDER OF RECORD THAT YOU MUST FOLLOW IN ORDER FOR YOUR SHARES TO BE VOTED.

                  YOUR VOTE IS IMPORTANT. THANK YOU FOR VOTING.

         IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
              FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON
                                _________, 2009.

                      THE PROXY MATERIALS FOR THIS ANNUAL
         MEETING ARE AVAILABLE OVER THE INTERNET AT WWW.SSVVOBGROUP.COM

                       2009 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                              RANCHER ENERGY CORP.


                                  (PRELIMINARY)
                                 PROXY STATEMENT
                                       OF
        STYTSENKO, SOLTAN, VASKEVICH, VAN HOUWENINGE, A.L. "SID" OVERTON,
                          JEFFREY B. BENNETT ("SSVVOB")

THIS SOLICITATION IS BEING MADE BY SSVVOB AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.


NOTICE OF AVAILABILITY OF PROXY MATERIALS VIA INTERNET


SSVVOB has made available the Proxy materials at Www.ssvvobgroup.com. Interested parties may download the materials from that website.


1. GENERAL INFORMATION

All SSVVOB group members constitute shareholders of Rancher Energy Corp. or are business acquaintances of shareholders of Rancher, who are dissatisfied with the direction, progress, and financial position of the Company and believe that a Board of Directors change and management change may be in the best interests of the shareholders of the Company.

SSVVOB made this solicitation, because it believes the Company could be better managed, in SSVVOB'S opinion. Additionally, SSVVOB is highly concerned that during the three year tenure of the current directors and management, the share price has fallen from over $3.00 per share to under $0.02 per share.

SSVVOB believes the directors and management are taking excessive compensation in cash and stock from a Company that is in a dire financial situation, and the Company continues to lease offices which are expensive considering the financial position of the Company.

SSVVOB believes the existing Board of Directors and management have negotiated contracts with burdensome terms with Anadarko Petroleum and Gas Rock Capital which impair the Company and jeopardize its survival at this time.

The SSVVOB opposition slate of directors is determined to replace the CEO and possibly all of the top management. The SSVVOB new directors would intend to cut other expenses such as office expense and to not pay the directors other than expense reimbursement for some time and to pay the new CEO significantly less than the current amount being paid.

SSVVOB believes that the current management has lost credibility with industry partners and potential capital sources, because it has been unable to perform on its contractual obligations with Anadarko Petroleum, has been unable to get the tertiary recovery process in the oil field underway, has been unable to raise any further equity capital since 2007, and has continued a pattern of operating losses without increasing revenues, which makes capital sources, who might otherwise be interested in funding, unwilling to trust current management to be able to turn around the performance of the Company. SSVVOB candidates have talked to capital sources and have received such expressions of disinterest in funding under the current financial and management situation. SSVVOB believes that new faces at the negotiating table can achieve solutions and SSVVOB intends to aggressively seek new capital. Finally, if SSVVOB can resolve some of the business issues created by current management, which includes a defaulted contract to acquire CO2 from Anadarko Petroleum, SSVVOB believes it can raise the money to pay off the short term debt from capital sources, which are currently unwilling to risk any new capital without certain debt and contractual liability issues being resolved. SSVOB candidates would intend to negotiate a settlement of the Anadarko contract and to achieve a new capital infusion to pay off the Gas Rock Capital loan, which is due in the near term and which is secured by the Company's oil field assets. Of course, there is no assurance that SSVVOB candidates will be successful in any of these efforts if elected as Board members.

BACKGROUND OF CONTACT WITH RANCHER BY SSVVOB GROUP

On December 31, 2008, the Company received a letter from an attorney representing seven stockholders of the Company, including Andrei Stytsenko and Vladimir Vaskevich, both members of the ssvvob group, stating that the directors had acted negligently and contrary to their fiduciary duties. The letter threatened a lawsuit against the Company and each member of the board of directors, individually and demanded, among other things, that each of the directors and executive officers; (i) resign their positions as directors and executive officers, and (ii) call a stockholders meeting to elect Andrei Stytsenko as the sole member of the Company's board of directors.

Jon Nicolaysen originally assembled the ssvvob group but has now withdrawn from the group due to suggestions that he may have inadvertently and unintentionally violated proxy rules of the sec. Jon Nicolaysen requested and was given a shareholder list on February 11, 2009. On May 5, 2009, Jon Nicolaysen sent a fax to Rancher requesting a shareholders meeting. Rancher sent back an e-mail acknowledging the request. On May 6, 2009, Rancher sent an informal acknowledgment of the request in which it agreed to discuss holding a shareholders meeting at the next Board of Directors meeting.

On May 8, 2009, Rancher contacted Jon Nicolaysen by e-mail and suggested a meeting between the Rancher Board and a representative of the SSVVOB group. On May 12, 2009, Rancher notified Nicolaysen that Mark Worthey would be the Board contact. On May 12, 2009, Jon Nicolaysen e-mailed John Works (president of Rancher) and requested a discussion with the Rancher Board and requested information about the renewal of the Gas Rock Capital loan.

On May 13, 2009, Mark Worthey, representing Rancher, and Jon Nicolaysen, then of the SSVVOB group talked about holding a shareholders meeting, changing management, and wanting to have new directors nominated by shareholders. On May 4, 2009, Nicolaysen sent a second request for a shareholders meeting to Rancher and asking for a shareholder meeting to be held to vote upon shareholder nominees to the Board. On May 21, 2009, Rancher's attorneys, a current Rancher Board member, Mr. Worthey, Nicolaysen, and SSVVOB'S attorneys had a conference call. A request for a combined proxy for the shareholders meeting was made by SSVVOB, including Rancher nominees and shareholder nominees. Rancher said the Board would discuss and respond. A discussion was had about whether the meeting would be an annual meeting or a special meeting of shareholders, about a record date, and about a future contact date.


On May 26, 2009, an e-mail was sent to a Rancher Board member, Mark Worthey, by Nicolaysen, asking for status of response. The e-mail addressed Rancher's attorney's cooperation on shareholder voting issues. It also discussed possible litigation if fair treatment was not given to dissatisfied shareholders regarding vote tabulation, and shareholder lists, again requesting a combined proxy. On May 27, a Rancher Board member sent an e-mail to schedule a call to discuss matters.

On May 27, Mark Worthey, a Rancher Board member, and Jon Nicolaysen discussed, by telephone, shareholder meeting issues and the possibility of a combined proxy. The call ended with both parties agreeing to be helpful if and when problems arose in future discussions.

On May 28, 2009, Rancher's attorneys, a Rancher Board member, Worthy, Nicolaysen, and the SSVVOB attorney held a conference call. They discussed the holding of a shareholders meeting, voting, and the proxy. A tentative record date of May 31, 2009 and a tentative shareholders meeting date of July 24, 2009 were discussed. Nicolaysen, again, requested a combined proxy slate.

On June 1, 2009, Nicolaysen requested, in person, from Rancher a shareholders list. On June 2, 2009, SSVVOB'S attorney sent an e-mail to Rancher's attorneys regarding a combined slate on the proxy. On June 3, 2009, an e-mail and a letter from Rancher's attorneys to SSVVOB'S attorney denying a combined slate on the proxy, was received.

From May 10 to June 14, 2009, Nicolaysen recruited five of the SSVVOB Board candidates by telephone calls to each. The sixth candidate was contacted by phone on or about June 16, 2009.

On June 5, 2009, Rancher's attorney e-mailed SSVVOB'S attorney firming up plans for the shareholders meeting with the date, time, place, and record date. The condition for obtaining the voter and NOBO lists from Rancher was in an Affidavit as to the use and confidentiality signed by Nicolaysen regarding the shareholder and NOBO lists.

Rancher, through its Board, determined that it would not accept or support any of the candidates proposed by shareholders, nor would it list them in its Proxy Statement for the next Annual Meeting. Accordingly, Mr. Nicolaysen and others listed herein determined to propose an alternative slate of director candidates to stand for election pursuant to Section 14 of the Securities Exchange Act of 1934. As noted in the opening paragraph of this background discussion, Mr. Nicolaysen has withdrawn from the director candidate slate and group participation.


REASON FOR THIS PROXY

In June 2009, the Board of Directors of Rancher Energy Corp. (the "Rancher") rejected a proposal by SSVVOB to be listed as candidates for election as directors in the Company's Proxy Statement. SSVVOB is therefore seeking proxies from Rancher shareholders to vote to install five new directors nominated by SSVVOB. Rancher failed to comply with Nevada laws, its own bylaws, and SEC rules by failing to hold an annual meeting within 18 months.

The Annual Meeting will be held at the principal office of Patton Boggs, LLP which is located at 1801 California Street, Suite 4900, Denver, Colorado 80202 in ______________, 2009. We intend to ensure that shareholders are notified of the date of the Annual Meeting promptly after the date is set by the Company.

SSVVO is soliciting your proxy to vote at the annual meeting of the shareholders, at which SSVVO will vote your proxy in favor of, the election of six SSVVOB candidates to fill six board positions (Andrei Stytsenko, Silvia Soltan, Vladimir Vaskevich, Mathijs Van Houweninge, A.l. "Sid" Overton and Jeffrey B. Bennett). If holders of a majority of the shares of common stock of the company submit proxies in favor of these candidates at the annual meeting, the SSVVO candidates will be elected as six of the directors at the annual meeting. If the holders of less than fifty percent of Rancher's common stock sign and return the enclosed proxies, then the current directors, who are the Company's nominees, will LIKELY be retained in office until the next annual meeting, which may not occur until Summer or fall of 2010.

We are mailing each registered shareholder a copy of this Proxy Statement on or about ____________________, 2009, and you can obtain the Proxy Statement, and any other relevant documents, for free at the SEC's web site or from SSVVOB by calling us at 701-223-1911.

2. THE SSVVOB CANDIDATES

SSVVOB proposes to fill six positions on the board of directors with its candidates, JAndrei Stytsenko, Silvia Soltan, Vladimir Vaskevich, Mathijs van Houweninge, A.L. "Sid" Overton and Jeffrey B. Bennett.

If holders of less than a majority of Rancher's common stock sign and return the written consent, then SSVVOB may vote the executed proxies as directed at the Annual Meeting but may not be successful electing the SSVVOB slate of directors.

The SSVVOB candidates have furnished the following information regarding their principal occupations and certain other matters. Each of the SSVVOB candidates has consented to be named herein and to serve as a director if elected.

ANDREI STYTSENKO, 44, DIRECTOR CANDIDATE

In 1996, he received a degree in Petroleum Engineering from Ivano-Frankivsk (Ukraine) Technical Oil & Gas University. From March 2008 to present, he's been retired. From May 2006 - March 2008, Mr. Stytsenko was with Ensign Drilling in Calgary, Alberta. From February 2004 until mid-May 2006, Mr. Stytsenko served as founder, President, Principal Executive Officer, Treasurer, Principal Financial Officer, and Director of Metalex Resources, Inc., which changed its name to Rancher Energy Corp. in May 2006. From January 2000 until February 2004, Mr. Stytsenko was the secretary and a Director of Aberdene Mines Limited. From 1985 to 1996, Mr. Stytsenko was the managing supervisor for Ivano Frankovski Drilling Company, located in North Russia. Mr. Stytsenko's responsibilities included drilling holes up to 13,000 feet in depth for the exploration of oil and gas. From 1997 until 1998, Mr. Stytsenko was field supervisor for Booker Gold
Exploration located in Vancouver, British Columbia. Mr. Stytsenko's responsibilities included core loding, assaying and mapping.

Mr. Stytsenko was recruited by Jon Nicolaysen, because of his prior executive and director experience, knowledge of the mineral property of the Company, and willingness to serve and use his contacts to attempt to bring new capital and management to Rancher.


SILVIA SOLTAN, 30, DIRECTOR CANDIDATE

In 2001, Ms. Soltan received her BS of Arts and Science from the University of Toronto. From January 2002 until February 2005, Ms. Soltan has worked in Executive Customer Relations at IBM Canada Ltd. From December 2007 to the present, she has been President of Aden Solutions, Inc.

VLADIMIR VASKEVICH, 31, DIRECTOR CANDIDATE

In 2005, Mr. Vaskevich received a diploma from the Sauder School of Business, UBC in Canada. From 2001 - 2006, Mr. Vaskevich was the President of Operations and a director of Centre City Health Recovery, Inc. From 2007 to the present, he has been President of Riverdale Mining, Inc.

MATHIJS VAN HOUWENINGE, 43, DIRECTOR CANDIDATE

Mr. van Houweninge studied Cognitive Artificial Intelligence at the University of Utrecht, The Netherlands. In 1998, he attended the Young Managers Programme at Insead Business School in Paris. In addition to being self-employed since 1992, Mr. van Houweninge was the founder and CEO of "Effective," a Dutch software and consultancy firm, from 1992 - 2002. From September 2007 to April 2008, Mr. van Houweninge was an associate at Advisor Falcon Capital in London. From May 2008 to December 2008, he was a partner at Partner Falcon Capital in London.

He currently serves as a Director of the following  companies and organizations:
Nieuwe Regentesseschool, a Dutch primary school (Utrecht, November 2004, non-profit); Blackwater Midstream Corp., a midstream gas storage facility (New Orleans, May 2008, listed); Cybercity 3D, a 3D modeling and marketing company (El Segundo, February 2008, non-listed); SkyPostal Networks, Inc., an air courier services company (Miami, April 2008, listed); IonIP bv, a network and business intelligence technology firm (Amsterdam, June 2008, non-listed); and Skillcity, an ICT support organization (Utrecht, August 2008, non-profit).

A.L. SID OVERTON, 68, DIRECTOR CANDIDATE

In 1964, Mr. Overton received his B.A. from the University of North Dakota. In 1966, he earned his L.L.B. from the University of North Dakota School of Law, and in 1969, he earned his J.D. from the University of North Dakota School of Law. Since 1998, Mr. Overton has worked as a lawyer for Overton & Associates, LLC.


JEFFREY B. BENNETT, 54, DIRECTOR CANDIDATE

Mr. Bennett obtained a Bachelor's of Arts from Western State College of Colorado in 1979, majoring in Biology. Mr. Bennett has been a co-owner/partner in TCF Services, Inc. From 2005 to present and a co-owner/partner in Flame Energy, Inc. from May 2005 to present. He was Vice President of Operations of NQL Energy Services in Alberta, Canada from June 2003 through 2005. He was employed by Black Max Downhole Tools, Inc. From May 2001 through 2003, as a Region Manager. From 2000 to 2001, Mr. Bennett was operations manager for the western United States for Sharewell, Inc.

SSVVOB candidates beneficially own the following number of shares of Rancher common stock:



                                      BENEFICIAL OWNERSHIP OF RANCHER SHARES

              NAME                    NUMBER         NATURE        PERCENTAGE(1)

--------------------------------------------------------------------------------
Andrei Stytsenko                      125,500(4)     Indirect             --
17 Olimpia Court
St. Albert, Alberta
Canada T8T 6P4

Silvia Soltan                               0           --                --
Aden Solutions, Inc.
70 Chapman Road
Toronto, Ontario
Canada M9P 1E7

Vladimir Vaskevich                      11,200       Indirect (2)   less than 1%
Riverdale Mining, Inc.
20 Carl Crescent
Toronto, Ontario
Canada M1W 3R2

Mathijs van Houweninge               1,200,000(3)       Direct             1%
Schoolstraat 6
3581 PS Utrecht
Netherlands

A.L. Sid Overton                             0           --               --
Overton & Associates, LLC
6950 E. Belleview Ave., St. 202
Greenwood Village, CO 80111

Jeffrey B. Bennett
230 West 14th Street                         0           --               --
Casper, WY 82601

All candidates as a group            1,336,700                          1.2%


(1) Percentages are based on an aggregate 119,516,723 shares issued and outstanding as of June 2, 2009.

(2) Mr.  Vaskevich  beneficially  owns 10,000 shares of Rancher  through 6160638
Canada, Inc. and beneficially owns 1,200 shares of Rancher through Metro Assessment.

(3) Mr. van Houweninge owns 600,000 shares and 600,000 warrants exercisable at $0.75.

(4) Held in the name of his spouse, Oksana Guyemon.

There are no material proceedings in which any of the SSVVOB candidates are a party adverse to Rancher or material proceedings in which the candidates have an interest adverse to Rancher. Except for Andrei Stytsenko, founder, former President and a director of Metalex Resources, Inc. (which changed its name to Rancher) from February 2004 (inception) through mid-May 2006, none of the candidates have previously been employed or engaged as an independent contractor by Rancher nor as an officer or director of Rancher. There are no arrangements or understandings between any of the candidates and any other party pursuant to which any candidate was or is to be selected as a director or candidate, nor are there any such arrangements within Item 5(b)(1)(viii) of Schedule 14A.


3. NOMINATION AND QUORUM REQUIREMENTS; VOTING PROCEDURES

Election of the SSVVOB candidates to Rancher's Board of Directors under the terms contemplated by this proxy statement requires (1) the holding of the Annual Meeting, which Rancher has indicated by its filed Proxy Statement may be held in August or September 2009, and (2) the election of the SSVVOB candidates by affirmative vote of a majority of the votes cast by the shareholders at the Annual Meeting. The presence in person or by proxy of holders of at least a majority of Rancher shares entitled to vote at the Annual Meeting will constitute a quorum.

In order to have a quorum to transact business at the Annual Meeting, at least a majority of the total number of issued and outstanding shares of common stock must be present at the Annual Meeting, in person or by proxy. If there are not sufficient votes for a quorum or to approve any proposal or elect Directors at the time of the Annual Meeting, the Board of Directors may postpone or adjourn the Annual Meeting in order to permit the further solicitation of proxies. At any postponed or adjourned meeting, proxies received pursuant to this proxy statement will be voted in the same manner described in this proxy statement with respect to the original meeting. Under the rules applicable to broker-dealers, the proposal for the election of a director is considered to be a routine matter upon which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions. A "broker non-vote" occurs when a broker's customer does not provide the broker with voting instructions on non-routine matters for shares owned by the customer but held in the name of the broker. For such non-routine matters, the broker cannot vote either way and reports the number of such shares as "non-votes." Shares constituting broker non-votes are not counted or deemed to be present or represented for the purpose of determining whether stockholders have approved a matter, but they are counted as present for the purpose of determining a quorum at the Annual Meeting.

Based on publicly available information, SSVVOB believes that Rancher common stock is the only class of voting shares of Rancher and that all outstanding shares will be entitled to vote at the Annual Meeting. Each share will be entitled to one vote. The accompanying proxy will be voted in accordance with the shareholder's instructions on such proxy. Each shareholder may join with SSVVOB in the election of the six SSVVOB candidates, or the shareholder may withhold its vote by failing to return the enclosed proxy. We do not anticipate that any other business will be conducted at the Annual Meeting, but if Rancher properly brings additional business before the Annual Meeting or any adjournment or postponement thereof, we will have no authority to act on those other matters for you under this proxy.

SSVVOB URGES SHAREHOLDERS TO SIGN THE ENCLOSED YELLOW PROXIES AND RETURN THEM PROMPTLY. SSVVOB ALSO URGES YOU TO VOTE FOR ELECTION OF THE SSVVOB CANDIDATES TO BRING NEW BOARD MEMBERS WITH BOARD EXPERIENCE AND PERSPECTIVES TO THE BOARD TO CUT EXPENSES, TO RENEGOTIATE DEBT, AND TO BRING NEW MANAGEMENT. IF NO DIRECTION IS GIVEN AND YOU RETURN THE SIGNED PROXY TO US, IT WILL BE VOTED FOR THE ELECTION OF THE SSVVOB CANDIDATES. SHARES NOT VOTED, AND SHARES VOTED TO ABSTAIN FROM THE VOTE WILL NOT BE TAKEN INTO ACCOUNT IN DETERMINING THE OUTCOME OF THE ELECTION OF DIRECTORS, SO LONG AS A QUORUM IS PRESENT.

According to Rancher's Preliminary 14A filed on JULY 21, 2009, there were 119,516,723 shares of Rancher common stock outstanding as of June 2, 2009. Based upon SSVVOB'S review of publicly available EDGAR filings, to SSVVOB'S knowledge, the shareholders set forth below beneficially owned as of June 2, 2009, more than five percent of the outstanding shares of Rancher common stock and the executive officers and directors of Rancher beneficially owned as of June 2, 2009, the number of shares of Rancher common stock set forth below. We have no means to determine if, between then and the date of this proxy statement, any shares have been purchased or sold by the individuals identified in the table below, except from any public filings.



                  DIRECTORS, OFFICERS, AND 5% BENEFICIAL OWNERS


NAME AND ADDRESS OF BENEFICIAL OWNER          NUMBER OF SHARES    PERCENT OF
                                              BENEFICIALLY OWNED  COMMON STOCK
                                              (1)(2)              OUTSTANDING(3)
--------------------------------------------------------------------------------
John H. Works,                                3,350,000            2.8%
Director, President, CEO, CFO,
Secretary, and Treasurer (4)
999-18th Street, Suite 3400
Denver, Colorado 80202

William A. Anderson,                          1,078,106            less than 1%
Director (5)
999-18th Street, Suite 3400
Denver, Colorado 80202

Joseph P. McCoy                               1,199,577            1%
Director (6)
999-18th Street, Suite 3400
Denver, Colorado 80202

Patrick M. Murray,                            761,345              less than 1%
Director (7)
999-18th Street, Suite 3400
Denver, Colorado 80202

Myron (Mickey) M. Sheinfeld, Director (8)     761,345              less than 1%
999-18th Street, Suite 3400
Denver, Colorado 80202

Mark A. Worthey,                              872,183              less than 1%
Director (9)
999-18th Street, Suite 3400
Denver, Colorado 80202

Richard E. Kurtenbach,                        150,000              less than 1%
Chief Accounting Officer (10)
999-18th Street, Suite 3400
Denver, Colorado 80202

ALL EXECUTIVE OFFICERS AS A GROUP             8,172,556            6.8%
(7 PERSONS)

Hound Partners LLC, Hound Performance, LLC,   13,228,463           11.07%
Jonathan Auerbach (11)
101 Park Avenue, 48th Floor
New York, NY 10178

Hound Partners, LP, (12)                      7,349,072            6.15%
101 Park Avenue, 48th Floor
New York, NY 10178

Hound Partners Offshore Fund, LP (13)         8,456,057            7.07%
101 Park Avenue, 48th Floor
New York, NY 10178

Persistency, Persistency Capital, LLC,        10,227,781           8.56%
Andrew Morris (14)
c/o 1270 Avenue of the Americas, Suite 2100
New York, NY 10020

The Bessemer Group, Incorporated, Bessemer    11,329,358           9.48%
Trust Company, N.A., Bessemer Investments
Management, LLC, Old Westbury Real Return
Fund (15)

Sergei Stetsenko (16)                         8,896,000            7.44%
Paradeplatz 4
Zurich 8001 Switzerland

(1) Under SEC Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Proxy Statement.

(2) Except as indicated in the footnotes below, each person has sole voting and dispositive power over the shares indicated.

(3) Percentages are based on an aggregate 119,516,723 shares issued and outstanding as of June 2, 2009.

(4) Of this total, Mr. Works does not claim beneficial ownership or control of 75,000 shares, which have been previously gifted by Mr. Works to a family member. Mr. Works also has beneficial ownership and control over 25,000 shares of common stock that are held by The David Works Family Trust of which he is the trustee and 175,000 shares that are held by trusts for the benefit of his minor children of which he is the trustee.

(5) Includes options held by Mr. Anderson to purchase 4,000 shares of Common Stock for $1.02 per share that will expire on April 20, 2017. 100,000 shares held directly by Mr. Anderson are subject to the right of forfeiture and vested 20% (or 20,000 shares) upon grant and 20% on each one year anniversary thereafter. Mr. Anderson also has beneficial ownership and control over 10,000 shares of common stock held by Anderson Securities Corp.

(6) Includes options held by Mr. McCoy to purchase 4,000 shares of Common Stock for $1.02 per share that will expire on April 20, 2017. 100,000 shares held by Mr. McCoy are subject to the right of forfeiture and vested 20% (or 20,000 shares) upon grant and 20% on each one year anniversary thereafter.

(7) Includes options held by Mr. Murray to purchase 4,000 shares of Common Stock for $1.02 per share that will expire on April 20, 2017. 100,000 shares held by Mr. Murray are subject to the right of forfeiture and vested 20% (or 20,000 shares) upon grant and 20% on each one year anniversary thereafter.

(8) Includes options held by Mr. Sheinfeld to purchase 4,000 shares of Common Stock for $1.02 per share that will expire on April 20, 2017. 100,000 shares held by Mr. Sheinfeld are subject to the right of forfeiture and vested 20% (or 20,000 shares) upon grant and 20% on each one year anniversary thereafter.

(9) Includes options held by Mr. Worthey to purchase 10,000 shares of Common Stock for $1.63 per share that will expire on February 16, 2012. 100,000 shares held by Mr. Worthey are subject to the right of forfeiture and vested 20% (or 20,000 shares) upon grant and 20% on each one year anniversary thereafter.

(10) Mr. Kurtenbach has options to purchase 450,000 shares of common stock at an exercise price of $0.45 per share, which vest 33-1/3% on August 27, 2008, 33-1/3% on August 27, 2009, and 33-1/3% on August 27, 2010. These options expire on August 27, 2012.

(11) Jonathan Auerbach, as managing member of Hound Performance, LLC, the general partner for both Hound Partners, LP and Hound Partners Offshore Fund LP, has voting power and investment control over shares of stock owned by Hound Partners LP and Hound Partners Offshore Fund LP. Information obtained from a
Schedule 13G filed February 13, 2009.

(12) Jonathan Auerbach, as managing member of Hound Performance, LLC, the general partner for both Hound Partners, LP and Hound Partners Offshore Fund LP, has voting power and investment control over shares of stock owned by Hound Partners LP and Hound Partners Offshore Fund LP. Includes Warrant to purchase 1,326,400 shares of common stock at an exercise price of $1.50 per share and expire March 30, 2012. Information obtained from a Schedule 13G filed February 13, 2009.

(13) Jonathan Auerbach, as managing member of Hound Performance, LLC, the general partner for both Hound Partners, LP and Hound Partners Offshore Fund LP, has voting power and investment control over shares of stock owned by Hound Partners LP and Hound Partners Offshore Fund LP. Includes Warrant to purchase 1,340,266 shares of common stock at an exercise price of $1.50 per share and expire March 30, 2012. Information obtained from a Schedule 13G filed February 13, 2009.

(14) Includes warrants to purchase 3,333,333 shares of common stock at an exercise price of $1.50 per share and expire March 30, 2012. Information obtained from a Schedule 13G filed February 13, 2009.

(15) Information obtained from a Schedule 13D filed April 7, 2008.

(16) Information obtained from a Schedule 13D filed February 5, 2009.

4. VOTING YOUR SHARES AND REVOCABILITY OF PROXY

You may vote on the proxy even if you have previously voted a proxy provided to you by Rancher. You may change your vote after you have submitted a proxy - only your latest dated proxy counts. Execution and delivery of a proxy by a record holder of shares will be presumed to be a proxy with respect to all shares held by such record holder on the record date of the Annual Meeting unless the proxy specifies otherwise. Only holders of record as of the record date of the Annual Meeting will be entitled to vote. If you are a shareholder of record at the close of business on the record date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the record date. Accordingly, it is important that you grant a proxy to vote the shares held by you on the record date, even if you sell your shares after the record date.

If you are a registered shareholder (those whose shares are owned in their name and not in "street name") and attend the meeting, you may deliver your completed YELLOW proxy card in person. "Street name" shareholders should follow the voting instructions on the proxy form received from the institution that holds their shares.

If your shares are held in street name, and you do not provide instructions as to how your shares are to be voted in the election, your broker or other nominee may not be able to vote your shares in the election of directions, and your shares may not be voted for any of the nominees. We urge you to provide instructions to your broker or nominee so that your votes may be counted on this important matter. You should vote your shares by following the instructions provided on the voting instruction card that you receive from your broker.

You may receive proxy solicitation materials from Rancher, including a Rancher proxy statement and proxy card. The candidates urge you not to sign or return any proxy card sent to you by Rancher. If you have previously voted using the Rancher proxy card, you have every right to change your vote by executing the YELLOW proxy card. Only the latest dated proxy you submit will be counted.

Your proxy to vote at the Annual Meeting is revocable, and you may revoke your proxy at any time prior to its exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by giving oral notice of revocation of your proxy at the Annual Meeting, or by delivering a written notice of revocation or a duly executed proxy relating to the matters to be considered at the Annual Meeting and bearing a date later than the date on your signed proxy to the Secretary of Rancher at 999 18th Street, Suite 3400, Denver, Colorado 80202.

Unless revoked in the manner set forth above, your proxy to demand the Annual Meeting will be submitted by SSVVOB in connection with its demand for the Annual Meeting. Your proxy for the election of Directors nominated by SSVVOB at the Annual Meeting will be voted at the Annual Meeting in accordance with your instructions. In the absence of such instructions, your proxy will be voted for election of the SSVVOB candidates.

PLEASE REVIEW VOTING INSTRUCTIONS ON THE ATTACHED YELLOW PROXIES. YOUR VOTE IS IMPORTANT. WE URGE YOU TO JOIN WITH SSVVOB IN ITS VOTE FOR TO ELECT THE SSVVOB CANDIDATES TO THE BOARD OF DIRECTORS BY SIGNING, DATING, AND RETURNING THE ENCLOSED YELLOW PROXIES TODAY, BECAUSE SSVVOB BELIEVES THAT IT IS IN THE BEST FINANCIAL INTEREST OF THE SHAREHOLDERS TO CHANGE THE BOARD AND MANAGEMENT.

If you have any questions about the voting of shares, please call A.l. Sid Overton At 303-779-5900.


5. SOLICITATION OF PROXIES

Proxies will be solicited by mail, telephone, facsimile, e-mail, or in person. Information regarding executive officers, employees, and other representatives of SSVVOB who may solicit proxies or assist in the solicitation of proxies is set forth in the table below. We have not retained the services of anyone to assist in obtaining proxies from brokers and nominees of stockholders. The estimated cost of copying and mailing services is approximately $9,000 plus out-of-pocket expenses. Proxies may also be solicited in person, by telephone or electronically by the SSVVOB candidates who will not receive any additional compensation for such solicitation. The entire expense of soliciting proxies for SSVVOB Director Candidates for the Annual Meeting is being borne by SSVVOB. SSVVOB will not seek reimbursement for such expenses from Rancher. Costs of this solicitation of proxies are expected to be approximately $30,000, primarily in legal, solicitation, and mailing costs. Total incurred to date in furtherance of or in connection with the solicitation of proxies is approximately $10,000.

SSVVOB candidates beneficially own the following number of shares of Rancher common stock:


                                 BENEFICIAL OWNERSHIP OF RANCHER SHARES
              NAME           NUMBER            NATURE         PERCENTAGE(1)
----------------------------------------------------------------------------

Andrei Stytsenko               125,500(4)         Indirect        less than 1%

Silvia Soltan                        0               --                  --

Vladimir Vaskevich              11,200            Indirect(2)     less than 1%

Mathijs van Houweninge       1,200,000(3)           Direct                  1%

A.L. Sid Overton                     0               --                  --


Jeffrey B. Bennett                   0               --                  --

All candidates as a group    1,336,700                                 1.2%


(1) Percentages are based on an aggregate 119,516,723 shares issued and outstanding as of June 2, 2009.

(2) Mr.  Vaskevich  beneficially  owns 10,000 shares of Rancher  through 6160638
Canada, Inc. and beneficially owns 1,200 shares of Rancher through Metro Assessment.

(3) Mr. van Houweninge owns 600,000 shares and 600,000 warrants exercisable at $0.75.

(4) Held in name of spouse, Oksana Guyemon.

See the table below for list of potential solicitors and their holdings of Rancher's common stock.

The table above under Section 2, entitled "SSVVOB Candidates," sets forth the name and present principal occupation or employment of the individuals known collectively as SSVVO who may solicit proxies and who are the SSVVOB Candidates for director. The business address of each such person is shown. A.L. "SID" Overton and Jeffrey B. Bennett are Citizens of the United States. Andrei Stytsenko, Silvia Soltan, and Vladimir Vaskevich are citizens of Canada. Mathijs van Houweninge is a citizen of The Netherlands.

To the extent the matters to be acted upon at the Annual Meeting may have an effect on the future business of Rancher, the individuals identified in the table may be deemed to have an interest in such matters as a result of their ownership of shares of Rancher's common stock.

The SSVVOB candidates identified in the table in Section 2 and in the above table collectively own the beneficial interests as shown in the table. Therefore, if the solicitation of proxies is successful, such persons will receive indirect benefits from any subsequent director compensation allowed or approved.


6. SHAREHOLDER PROPOSALS FOR THE ANNUAL MEETING

Under Article I, Section 3 of Rancher's Bylaws, only those matters that are described in the notice of the Annual Meeting may be considered at the Annual Meeting. SSVVOB does not intend to request the conduct of any business at the Annual Meeting other than the election of the SSVVOB candidates. It is possible, however, that Rancher or other shareholders may request or demand the inclusion of additional agenda items, in which case additional matters may be described in the notice of the Annual Meeting.

Under Article I, Section 3 of Rancher's Bylaws, the date of the Annual Meeting must be no earlier than 10 days and no later than 90 days after the date of the notice of the Annual Meeting.

7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the SSVVOB candidates, their immediate family members, any corporation or organization of which any of the candidates is an executive officer or partner, or is directly or indirectly the beneficial owner of 10 percent or more of any class of equity securities, or any trust or other estate in which any of the candidates has a substantial beneficial interest or serves as a trustee or in a similar capacity, has been indebted to Rancher or its subsidiaries at any time.

None of the relationships regarding the SSVVOB candidates described under Item 404(b) of Regulation S-K exists or has existed, there are no relationships involving any of the SSVVOB candidates that would have required disclosure under
Item 402(j) of Regulation S-K had the SSVVOB candidates been directors of Rancher.


8. COMPENSATION OF DIRECTORS

The following table was filed in the Proxy Statement of Rancher filed by the Company with the SEC on June 10, 2009.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE


   Name and Principal      Fiscal Year      Salary         Bonus        Option          All Other         Total
        Position                                                      Awards (A)    Compensation (B)
-------------------------------------------------------------------------------------------------------------------
John H. Works             2009(F)             $225,000          ---            ---             $9,000      $234,000
President, CEO, and CFO   2008                $225,000      $22,500            ---             $9,000      $256,500
(C)

Richard E. Kurtenbach     2009(F)             $175,000          ---            ---             $7,000      $182,000
Chief Accounting          2008                $105,449      $17,500        $94,756               $599      $218,304
Officer (D)

Andrew Casazza            2009(F)              $13,333          ---            ---            $14,621       $27,954
COO (E)                   2008                $160,000      $16,000            ---             $6,400      $182,400

-------------------
(A) The amount in this column reflects the total grant date fair value for financial statement reporting purposes for awards granted in the fiscal year ended March 31, 2008, in accordance with FAS 123(R). Please refer to Note 7 of the Notes to Financial Statements of our audited financial statements for the fiscal year ended March 31, 2008, which begin on page F-18, for a discussion of the assumptions made in the valuation of the stock option awards.

(B) For Mr. Works and Mr. Kurtenbach, Other Compensation represents contributions to their respective 401(k) accounts. For Mr. Casazza, Other
Compensation represents contributions to his 401(k) account and payment for accrued but unused vacation as of his termination.

(C) Mr. Works also served as a member of our Board of Directors for no additional compensation.

(D) Mr. Kurtenbach was appointed our Chief Accounting Officer on August 3, 2007.

(E) Mr. Casazza resigned from his position as our Chief Operating Officer effective April 30, 2008.

(F) All amounts reflected for the fiscal year ended March 31, 2009 are unaudited.

On June 10, 2009, Rancher filed the following information regarding Employment Agreements.

EMPLOYMENT AGREEMENTS; POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

EMPLOYMENT AGREEMENTS

Rancher entered into an employment agreement with John H. Works, dated June 1, 2006, pursuant to which he agreed to become Rancher's President, Chief Executive Officer, and a member of our Board of Directors. The term of Mr. Works' agreement is two years, beginning May 15, 2006. The agreement shall automatically be renewed for two year terms unless prior to the commencement of the additional term: (i) either party gives thirty days' written notice of such party's desire to terminate the agreement or (ii) the parties cannot agree to mutually acceptable terms for the additional term. Rancher amended Mr. Works' employment agreement on March 14, 2007 pursuant to which Rancher pays him an annual salary of $225,000 per year. Under Mr. Works' agreement as amended, Rancher reimburses him for out-of-pocket expenses incurred by him up to $10,000 per month and pays him an automobile allowance of $400 per month. In conjunction with his employment and as an incentive to become our President and Chief Executive Officer, Rancher granted to Mr. Works, under his employment agreement, an option to purchase 4,000,000 shares of Rancher's common stock at a price of $0.00001 per share. The options vested 1,000,000 shares upon grant and vested
250,000 shares quarterly thereafter, beginning June 1, 2006 through May 31, 2009. As of May 31, 2009, all of Mr. Works' options to purchase 4,000,000 shares of Rancher's common stock have been exercised.

On August 3, 2007, Rancher entered into an employment agreement with Richard E. Kurtenbach to become its Chief Accounting Officer. Pursuant to the employment agreement, Mr. Kurtenbach will receive a base salary of $175,000 and a year end bonus to be determined by its Board of Directors. Mr. Kurtenbach began his employment with Rancher on August 27, 2007 and he was granted on that date an option to purchase 450,000 shares of Rancher's common stock at an exercise price of $0.45 per share. The options vests annually over a three-year period from the date of grant, and will be exercisable for a term of five years, subject to early termination of Mr. Kurtenbach's employment with Rancher. In addition, Mr. Kurtenbach is entitled to the coverage or benefits under any and all employee benefit plans maintained by Rancher.

On October 6, 2006, Rancher promoted Andrew Casazza to Chief Operating Officer effective October 3, 2006. In connection with this promotion, on October 23, 2006, Rancher entered into a three-year employment agreement ending on October 31, 2009 with Mr. Casazza for his employment as its Chief Operating Officer. Under Mr. Casazza's employment agreement, Mr. Casazza was entitled to receive a base salary of $100,000, which was subsequently increased on March 14, 2007 to $160,000 per year. Mr. Casazza was eligible to receive a discretionary bonus for each calendar year during the term and is entitled to the coverage or benefits under any and all employee benefit plans maintained by Rancher. On October 2, 2006, Rancher granted Mr. Casazza an option to purchase 750,000 shares of its common stock at an exercise price of $1.75 per share. Mr. Casazza's option vested 25% on the date of grant and was to vest 25% on each anniversary date thereafter. Mr. Casazza resigned his position as Rancher's Chief Operating Officer effective April 30, 2008.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Under Mr. Works' employment agreement, if Mr. Works' employment is terminated by Rancher for cause, Rancher is obligated to pay Mr. Works, within 30 days after the date of his termination, a lump sum payment in the amount equal to the sum of the accrued but unpaid base salary through the date of termination plus any unpaid approved expenses. If Mr. Works' employment is terminated by Rancher without cause, it is obligated to pay Mr. Works, within 30 days after the date of his termination, a lump sum payment an amount equal to the sum of three months base salary plus any unpaid approved expenses.

If Rancher terminates the employment of Mr. Kurtenbach for cause, Rancher is obligated to pay him no later than ten days following the date of termination, a lump sum equal to Mr. Kurtenbach's accrued base salary through the date of termination, and any and all accrued vacation pay, and accrued benefits through the date of termination. If Rancher terminates the employment of Mr. Kurtenbach without cause or if he resigns for good reason, Mr. Kurtenbach is entitled to receive (i) his base salary accrued through the date of termination, (ii) any and all accrued vacation and accrued benefits through the date of termination and (iii) his base salary at the rate in effect on the date of notice of termination for a period of six months thereafter.

The following table describes and quantifies certain compensation that would become payable under the existing employment agreements with Rancher's executive officers if their employment had been terminated on March 31, 2009 by Rancher without cause, or by Mr. Works or Mr. Kurtenbach for good reason given each of their compensation and service levels as of such date and, if applicable, based on Rancher's closing stock price on that date:


                                  BY                        BY OFFICER
                                  COMPANY                   FOR
                                  WITHOUT                   GOOD
                                  CAUSE                     REASON
----------------------------------------------------------------------------
Mr. Works                         $56,250                   --
Mr. Kurtenbach                    $87,500                   $87,500

In their 14A Proxy Statement filed on June 10, 2009, Rancher filed the following information regarding Outstanding Equity Awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table sets forth certain information regarding stock options held by the named executive officers as of March 31, 2009. All amounts are unaudited.


                                                            OPTION AWARDS

                          NUMBER OF SECURITIES   NUMBER OF SECURITIES    OPTION EXERCISE         OPTION
                               UNDERLYING             UNDERLYING              PRICE          EXPIRATION DATE
                          UNEXERCISED OPTIONS     UNEXERCISED OPTIONS
                                  (#)                   (#)(A)
    NAME                      EXERCISABLE            UNEXERCISABLE
-------------------------------------------------------------------------------------------------------------
John H. Works                   250,000                 250,000                $0.00001            None

Richard E. Kurtenbach           150,000                 300,000                $0.45               8/27/12

(A) Mr. Works' options vested 250,000 shares quarterly for each quarter ended from August 31, 2006 through May 31, 2009. Mr. Kurtenbach's options vest 150,000 shares annually from August 27, 2008 through August 27, 2010.

DIRECTOR COMPENSATION

According to the Preliminary 14A Proxy Statement filed by Rancher on June 10, 2009, the non-employee Directors of Rancher for the last fiscal year, which ended March 31, 2009, were compensated using a mix of compensation, including: an annual retainer paid in shares of common stock, meeting fees and committee chair fees. Directors who are Rancher's employees receive no additional compensation for serving on the Board of Directors.

CASH COMPENSATION AND EQUITY COMPENSATION

According to the Preliminary 14A Proxy Statement filed by Rancher on June 10, 2009, all non-employee Directors receive $45,000 annual compensation, which is paid quarterly in shares of Rancher's common stock and is priced at the fair market value at the end of each fiscal quarter represented by the closing price on the last trading day of the quarter. Each non-employee Director also receives $6,000 per year, plus reasonable out of pocket expenses, to attend Board of Directors meetings. If a non-employee Director is a member of a committee, he or she receives $4,000 per year for committee meetings. A committee chairman receives $6,000 per year, except an audit committee chairman receives $10,000 per year. Meeting payments are made quarterly and a Director may receive stock in lieu of cash under the 2006 Stock Incentive Plan, which will be computed using the ratio of $1.50 of Rancher's common stock for each $1.00 to be paid in cash to the Director. In addition to the above compensation, each non-employee director received in conjunction with his joining the Board of Directors a stock grant of 100,000 shares of Rancher's common stock that vests 20% (20,000 shares) on the date of grant with vesting 20% per year thereafter.

The following tables and footnotes were filed in Rancher's Preliminary 14A Proxy Statement.

The following table contains information pertaining to the compensation of our non-employee Directors during the fiscal year ended March 31, 2009. All amounts are unaudited.


                NAME                   FEES EARNED OR    STOCK AWARDS    OPTION          ALL OTHER         TOTAL
                                        PAID IN CASH          (A)        AWARDS         COMPENSATION
--------------------------------------------------------------------------------------------------------------------
William A. Anderson                                $--          $49,500          --                  --     $49,500

Joseph P. McCoy                                    $--          $56,250          --                  --     $56,250

Patrick M. Murray                              $12,000          $33,750          --                  --     $45,750

Myron M. Sheinfeld                             $12,000          $33,750          --                  --     $45,750

Mark A. Worthey                                 $3,500          $44,250          --                  --     $47,750

(A) Stock Awards compensation reflects the grant date fair value as measured in accordance with FAS 123(R). During the fiscal year ended March 31, 2009, each director received the following shares of common stock during the last fiscal year as fees for his service on our Board of Directors and committees (as the case may be): Mr. Anderson received 797,840 shares; Mr. McCoy received 906,638 shares; Mr. Murray received 543,982 shares; Mr. Sheinfeld received 543,982 shares; and Mr. Worthey received 595,917 shares.

The following table contains information pertaining to the compensation of our non-employee Directors during the year ended March 31, 2008.

               NAME                   FEES EARNED OR    STOCK AWARDS    OPTION          ALL OTHER         TOTAL
                                       PAID IN CASH         (A)         AWARDS         COMPENSATION
-------------------------------------------------------------------------------------------------------------------
William A. Anderson                               $--          $66,000      $6,227           $102,000      $174,227

Joseph P. McCoy                                   $--          $75,000      $6,227           $102,000      $183,227

Patrick M. Murray                             $16,000          $45,000      $6,227           $102,000      $169,227

Myron M. Sheinfeld                            $16,000          $45,000      $6,227           $102,000      $169,227

Mark A. Worthey                                    --          $66,000          --           $109,000      $175,000

(A) Stock Awards compensation reflects the grant date fair value as measured in accordance with FAS 123(R). During the fiscal year that ended March 31, 2008, we granted each director 100,000 shares of restricted stock in conjunction with his joining the Board of Directors that vested 20% on the date of grant and vests 20% per anniversary date thereafter. In addition to the foregoing restricted stock grant, each director received the following shares of common stock during the last fiscal year as fees for his service on our Board of Directors and committees (as the case may be): Mr. Anderson received 166,266 shares; Mr., McCoy received 188,939 shares; Mr. Murray received 113,363 shares; Mr. Sheinfeld received 113,363 shares; and Mr. Worthey received 166,266 shares.

(B) Option Award compensation reflects the total grant date fair value as measured in accordance with FAS 123(R). On April 20, 2007, we granted Mr. Anderson, Mr. McCoy, Mr. Murray and Mr. Sheinfeld 10,000 stock options each, with an exercise price per share of $1.02, the fair market value of our common stock on the date of grant. The options vest 20% per year on each of the first five anniversary dates of the grant date and are exercisable for a ten-year term. Please refer to Note 7 of the Notes to Financial Statements of our audited financial statements on Form 10-K for the fiscal year ended March 31, 2008, which begin on page F-18, for a discussion of the assumptions made in the valuation of the stock option awards.

(C) This compensation is for stock awards for director appointment fees and reflects the grant date fair value as measured in accordance with FAS 123(R). During the fiscal year that ended March 31, 2008, we granted each director 100,000 shares of restricted stock in conjunction with his joining the Board of Directors that vested 20% on the date of grant and vests 20% per anniversary date thereafter.

On June 10, 2009, Rancher filed the following information and table regarding its Equity Compensation Plan in a Preliminary 14A Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of March 31, 2009, with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Company that are authorized for issuance, aggregated as follows (all amounts are unaudited):

                                                                                             NUMBER OF SECURITIES
                                                                                              REMAINING AVAILABLE
                                                                                              FOR FUTURE ISSUANCE
                                                                                                 UNDER EQUITY
                                                                         WEIGHTED-AVERAGE     COMPENSATION PLANS
                                              NUMBER OF SECURITIES TO   EXERCISE PRICE OF    (EXCLUDING SECURITIES
                                              BE ISSUED UPON EXERCISE      OUTSTANDING        REFLECTED IN COLUMN
                                              OF OUTSTANDING OPTIONS,   OPTIONS, WARRANTS          (A)) (C)
               PLAN CATEGORY                  WARRANTS AND RIGHTS (A)     AND RIGHTS (B)
--------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved by                          576,000               $0.61                9,424,000
security holders

Equity compensation plans not approved by                      500,000            $0.00001                      -0-
security holders

Total                                                        1,076,000               $0.32                9,424,000


                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

On June 10, 2009, Rancher filed the following information and table regarding its Equity Compensation Plan in a Preliminary 14A Proxy Statement.

AUDITORS

Currently, Rancher has selected Hein & Associates LLP ("Hein") as its independent registered public accounting firm for the fiscal years ended March 31, 2009 and 2010. During the two most recent fiscal years and subsequent interim period prior to its selection as independent accountants, Hein had not been consulted by Rancher on any of the matters referenced in Regulation S-K
Item 304(a)(2)(i) or (ii).

A representative of Hein is not expected to be present at the Annual Meeting.

AUDITOR'S FEES

The following table describes fees for professional audit services rendered by Hein, Rancher's principal accountant, for the audit of Rancher's annual financial statements for the years ended March 31, 2009, March 31, 2008 and March 31, 2007 and fees billed for other services rendered by Hein during the 2009, 2008 and 2007 fiscal years. (Fiscal 2009 amounts represent total fees including actual fees incurred and estimates of fees to be incurred to complete the described work.)

          TYPE OF FEE        FISCAL 2009      FISCAL 2008        FISCAL 2007
----------------------------------------------------------------------------
Audit Fees (1)                   $113,00         $171,413          $293,295

Audit - Related Fees (2)           7,000           36,733            40,740

Tax Fees (3)                      10,000           21,210             1,660

All Other Fees                         -                -                 -

Total                           $130,000         $229,356          $335,695

1. Audit Fees include the aggregate fees incurred by Rancher for professional services rendered by Hein for the audit of Rancher's annual financial statements, review of financial statements included in our Forms 10-Q and 1933 Act filings for the 2009, 2008 and 2007 fiscal years

2. Audit - Related Fees include the aggregate fees incurred by Rancher for professional services rendered by Hein for their audit of the pre-predecessor revenue and expenses, review of proxy and S-1 Registration Statement and SEC comment letters.

3. Tax Fees include the aggregate fees incurred by Rancher for professional services rendered by Hein for tax compliance and tax planning for the 2009, 2008 and 2007 fiscal years.

DIRECTOR FEES

If elected, SSVVOB candidates shall receive a reduced director fee from the current rates. Moreover, the SSVVOB candidates intend to discontinue the payment of director fees at the rates paid to the existing directors. Each candidate's beneficial ownership of Rancher shares are set forth in Table II in Section 2 above. Each of the SSVVOB candidates, if elected, will be indemnified for service as a director to the same extent indemnification is provided to other directors under Rancher's governing documents. Also, upon election, the SSVVOB candidates intend to be covered by Rancher's officer and director liability insurance. The SSVVOB candidates, if elected, may consider and adopt a new director compensation arrangement, although at reduced rates from present rates, which could be in the form of an option or stock.

None of the SSVVOB candidates has received any material cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other material compensation, from, or in respect of, services rendered on behalf of Rancher, or is subject to any arrangement described in Item 402 of Regulation S-K under the Securities Act of 1933 (Regulation S-K).There is no other material arrangement pursuant to which any SSVVO candidate was compensated for services during Rancher's last fiscal year.

9. OTHER MATTERS

SSVVOB is not aware of any other substantive matter to be considered at the Annual Meeting. However, if any other matter comes before the Annual Meeting, SSVVOB will vote the proxies only for the matters contained in the Proxy form and consistent with federal proxy rules. The information concerning Rancher contained in this proxy statement has been taken from, or is based upon, publicly available information. Although SSVVOB does not have any information that would indicate information contained in this proxy statement that has been taken from such documents is inaccurate or incomplete, SSVVOB has no way to verify or assess the reliability, accuracy, or completeness of such information. To date, SSVVOB has had only limited access to the books and records of Rancher.


If we are unsuccessful in our solicitation of proxies, we will continue to do what we can to advocate appropriate changes in Rancher's management and direction, but we do not plan on making any further proxy solicitations or other attempts to gain control of Rancher.

10. YOUR ACTION REQUIRED

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting, no matter how many shares you own, please give SSVVOB your proxy to vote for the election of the SSVVOB candidates by taking the following two steps:

1. SIGN THE ENCLOSED YELLOW PROXY TO VOTE FOR THE ELECTION OF THE SIX SSVVOB CANDIDATES TO FILL THE SIX POSITIONS ON THE BOARD.


2. MAIL THE SIGNED YELLOW PROXIES TODAY IN THE ENVELOPE PROVIDED. (No Postage is required if mailed in the United States.

                                   APPENDIX A

           INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION OF
                        PROXIES BY RANCHER ENERGY CORP.

UNDER THE APPLICABLE SEC RULES, RANCHER AND ITS EMPLOYEES, DIRECTORS AND NOMINEES FOR DIRECTOR ARE DEEMED "PARTICIPANTS" WITH RESPECT TO THE SOLICITATION OF PROXIES IN CONNECTION WITH THE ANNUAL MEETING. CERTAIN INFORMATION ABOUT THESE PARTICIPANTS, OTHER THAN THE COMPANY, IS PRESENTED BELOW.

INFORMATION REGARDING OWNERSHIP OF RANCHER SECURITIES BY PARTICIPANTS

THE PRINCIPAL OCCUPATIONS OF CANDIDATES WHO ARE CONSIDERED "PARTICIPANTS" IN OUR SOLICITATION ARE SET FORTH UNDER THE SECTION ABOVE TITLED "PROPOSAL ONE:
ELECTION OF DIRECTORS" OF THIS PROXY STATEMENT. THE NAME, BUSINESS ADDRESS AND NUMBER OF SHARES OF OUR COMMON STOCK HELD BY RANCHER'S NAMED EXECUTIVE OFFICERS AND DIRECTORS AS OF JUNE 2, 2009 IS SET FORTH UNDER THE "BENEFICIAL OWNERSHIP OF CERTAIN SHAREHOLDERS" SECTION OF THIS PROXY STATEMENT.

OTHER THAN AS SET FORTH IN THIS APPENDIX A OR THE PROXY STATEMENT, NONE OF THE PARTICIPANTS OR THEIR ASSOCIATES (I) BENEFICIALLY OWNS, DIRECTLY OR INDIRECTLY, ANY SHARES OR OTHER SECURITIES OF RANCHER OR ANY OF OUR SUBSIDIARIES OR (II) HAS ANY SUBSTANTIAL INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR OTHERWISE, IN ANY MATTER TO BE ACTED UPON AT THE ANNUAL MEETING. TO THE BEST OF OUR KNOWLEDGE, NONE OF THE PARTICIPANTS HAS BEEN WITHIN THE PAST YEAR A PARTY TO ANY CONTRACT, ARRANGEMENT OR UNDERSTANDING WITH ANY PERSON WITH RESPECT TO ANY OF OUR SECURITIES, INCLUDING, BUT NOT LIMITED TO, JOINT VENTURES, LOAN OR OPTION ARRANGEMENTS, PUTS OR CALLS, GUARANTEES AGAINST LOSS OR GUARANTEES OF PROFIT, DIVISION OF LOSSES OR PROFITS OR THE GIVING OR WITHHOLDING OF PROXIES.

OTHER THAN AS SET FORTH IN THIS APPENDIX A OR THE PROXY STATEMENT, NONE OF THE PARTICIPANTS LISTED HEREIN OR ANY OF THEIR ASSOCIATES HAVE OR WILL HAVE (I) ANY ARRANGEMENTS OR UNDERSTANDINGS WITH ANY PERSON WITH RESPECT TO ANY FUTURE EMPLOYMENT BY RANCHER OR WITH RESPECT TO ANY FUTURE TRANSACTIONS TO WHICH RANCHER WILL OR MAY BE A PARTY OR (II) A DIRECT OR INDIRECT MATERIAL INTEREST IN ANY TRANSACTION OR SERIES OF SIMILAR TRANSACTIONS SINCE THE BEGINNING OF THE LAST FISCAL YEAR OR ANY CURRENTLY PROPOSED TRANSACTIONS, OR SERIES OF SIMILAR TRANSACTIONS, TO WHICH RANCHER OR ANY OF OUR SUBSIDIARIES WAS OR IS TO BE A PARTY IN WHICH THE AMOUNT INVOLVED EXCEEDS $120,000.

RECENT TRADING HISTORY IN THE COMPANY'S SECURITIES BY PARTICIPANTS

THE FOLLOWING TABLE SETS FORTH ALL TRANSACTIONS INVOLVING SHARES OF RANCHER'S COMMON STOCK BY THE DIRECTOR CANDIDATES BETWEEN JULY ___________, 2007 AND JULY____ , 2009. NO PART OF THE PURCHASE PRICE OR MARKET VALUE OF ANY OF THE SHARES SPECIFIED BELOW IS REPRESENTED BY FUNDS BORROWED OR OTHERWISE OBTAINED FOR THE PURPOSE OF ACQUIRING OR HOLDING SUCH SECURITIES.

------------------------ ---------------------- ---------------------- ---------------------- ----------------------
NAME                     DATE                   NUMBER OF SHARES       NUMBER OF SHARES       PRICE PER SHARE
                                                GRANTED OR PURCHASED   SOLD OR GIFTED
------------------------ ---------------------- ---------------------- ---------------------- ----------------------
                                                       125,500
ANDREI STYTSENKO(1)      12/2008                     (PURCHASE)                 -0-           $0.04
------------------------ ---------------------- ---------------------- ---------------------- ----------------------

(1) MR. STYTSENKO'S SHARES WERE ACQUIRED BY HIS SPOUSE, OKSANA GUYEMON.

                               (PRELIMINARY COPY)
                        PROXY FOR DIRECTOR CANDIDATES AT
             ANNUAL MEETING OF SHAREHOLDERS OF RANCHER ENERGY CORP.


The undersigned hereby appoints A.L. "Sid" Overton with full power of substitution, as proxies of the undersigned to vote at the Annual Meeting of Rancher Energy Corp. for Andrei Stytsenko, Silvia Soltan, Vladimir Vaskevich, Mathijs van Houweninge, A.L. "Sid" Overton and Jeffrey B. Bennett as director candidates at the Annual Meeting of the shareholders of Rancher Energy Corp., a Nevada corporation ("Rancher") in opposition to five of the Rancher nominees, to be held at 2:00 pm (Mountain Daylight Time) on ______, 2009, at Patton Boggs LLP, 1801 California Street, Suite 4900, Denver, Colorado 80202, or any adjournments thereof, to vote the shares of common stock of the Company standing in the name of the undersigned on the books of the Company, or such shares of common stock of the Company as the undersigned may otherwise be entitled to vote on the record date for the Annual Meeting with all powers the undersigned would possess if personally present at the Annual Meeting, with respect to the matters set forth below as to the election of Directors only and described in the Notice of the Annual Meeting of Stockholders, dated ________, 2009, and the accompanying proxy.

THIS PROXY IS BEING SOLICITED ON BEHALF OF SSVVOB, AND NOT ON BEHALF OF THE COMPANY'S BOARD OF DIRECTORS. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE JOINED WITH OTHER PROXIES TO VOTE IN FAVOR OF ANDREI STYTSENKO, SILVIA SOLTAN, VLADIMIR VASKEVICH, MATHIIJS VAN HOUWENINGE, A.L. "SID" OVERTON AND JEFFREY B. BENNETT AS DIRECTOR CANDIDATES AT THE ANNUAL MEETING OF THE SHAREHOLDERS OF THE COMPANY.


The undersigned hereby acknowledges receipt of the Proxy Statement dated ___________, 2009, of SSVVOB, relating to the Annual Meeting of Rancher Energy Corp.


DIRECTOR CANDIDATES:
-------------------
                                                                                     FOR ALL
1.  ANDREI STYTSENKO                 FOR ALL             WITHHOLD ALL                 EXCEPT
2.  SILVIA SOLTAN                       [ ]                   [ ]                      [ ]
3.  VLADMIR VASKEVICH
4.  MATHIJS VAN HOUWENINGE          TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE(S), MARK "FOR ALL
5.  A.L. "SID" OVERTON            EXCEPT" AND WRITE THE NUMBER(S) TO THE LEFT FO THE NAME(S) ON THE LINE BELOW.
6.  JEFFREY B. BENNETT                      ____________________________________________________



         ----------------------------------------------------------------

PLEASE  DATE  AND  SIGN  THIS  PROXY  EXACTLY  AS  YOUR  NAME  APPEARS  ON  YOUR
CERTIFICATE. WHEN SHARES ARE HELD BY JOINT TENANTS, BOTH SHOULD SIGN. WHEN SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH AND SUBMIT POWERS OF ATTORNEY OR OTHER APPROPRIATE DOCUMENT. IF A CORPORATION, PLEASE SIGN IN FULL CORPORATE NAME BY PRESIDENT OR OTHER AUTHORIZED OFFICER. IF A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.

Number of shares owned ________________


________________________________________     ___________________________________
Signature of Stockholder                     2nd Signature if held jointly

Printed name: __________________________     Printed name: ____________________

Address: ______________________________


                                             Dated: ______________________, 2009

IMPORTANT: If shares are jointly owned, both owners should sign. If signing as attorney, executor, administrator, trustee, guardian or other person signing in a representative capacity, please give your full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

                        NOTARY PUBLIC/BANK ACKNOWLEDGMENT


STATE OF_________________________   )
                                    )        ss.
COUNTY OF_______________________    )
                                    )
COUNTRY OF _____________________    )


         On this  ______day  of  _________________,  2009,  before  me, a Notary
Public/Bank in and for said State and Country, personally appeared _______________________________, shareholder of Rancher Energy Corp, who attested to the Proxy and the signature of the shareholder thereon.

WITNESS my hand and official seal.

My Commission expires: __________

                                           -----------------------------------
                                           Notary Public/Bank